22006893

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70236

SEC Mail Processing
AUG 3 0 2022
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/21 (MM/DD/YY) AND ENDING 06/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CEIBA FINANCIAL, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1831 Lexington Dr.
(No. and Street)

Fullerton	California	92835
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Carlos Lane	202 297 3737	Clane@Ceibafin.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Turner, Stone & Company, L.L.P.
(Name – if individual, state last, first, and middle name)

12700 Park Central Drive, Suite 1400	Dallas	Texas	75251
(Address)	(City)	(State)	(Zip Code)

09/29/03	76
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RWS

OATH OR AFFIRMATION

I, Carlos Lane, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ceiba Financial, LLC, as of 6/30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of California County of Orange
Subscribed and sworn (or affirmed) to before me
this 25th day of August, 2022,
by Carlos Andres Lane
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.
Signature

Notary Public

SAM A. KURDI
COMM. # 2269081
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. DEC. 1, 20

Signature:

Title:
CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CEIBA FINANCIAL, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS AS OF JUNE 30, 2022
AND FOR THE YEAR ENDED JUNE 30, 2022
AND REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

CEIBA FINANCIAL, LLC
(A LIMITED LIABILITY COMPANY)

Table of Contents

Your Vision Our Focus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Ceiba Financial, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ceiba Financial, LLC (the "Company") as of June 30, 2022, the related statements of operations, changes in member's equity, and cash flows for the year ended June 30, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Ceiba Financial, LLC, as of June 30, 2022, and the results of its operations and its cash flows for the year ended June 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, Schedule III, Information Relating to the Possession or Control Requirements Under Rules 15c3-3 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Turner, Stone & Company L.L.P

We have served as the Company's auditor since 2020.

Dallas, Texas
August 26, 2022

CEIBA FINANCIAL, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
June 30, 2022

ASSETS

Cash and cash equivalents	$	61,696
Accounts receivable		10,735
Prepaid expenses		3,328
TOTAL ASSETS	$	75,759

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	6,476
TOTAL LIABILITIES	$	6,476
MEMBER'S EQUITY		69,283
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	75,759

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

CEIBA FINANCIAL, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2022

REVENUE		
Advisory fees	$	6,479,609
Platform Fees		160,502
Net billable expenses		1,318
Total revenue		6,641,429
OPERATING EXPENSES		
Commissions		6,461,174
Wages and payroll taxes		121,931
Legal and professional fees		29,573
Regulatory fees		17,002
Other operating expenses		15,405
Taxes and licenses		817
Total operating expenses		6,645,902
NET LOSS	$	(4,473)

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

CEIBA FINANCIAL, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEARD ENDED JUNE 30, 2022

MEMBER'S EQUITY, JUNE 30, 2021	$	73,756
Net loss		(4,473)
MEMBER'S EQUITY, JUNE 30, 2022	$	69,283

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

CEIBA FINANCIAL, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2022

OPERATING ACTIVITIES		
Net gain	$	(4,473)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in accounts receivable		(8,068)
Increase in prepaid expenses		(2,919)
Increase in accounts payable and accrued expenses		3,194
Net cash used in operating activities		(12,266)
FINANCING ACTIVITIES		-
INVESTING ACTIVITIES		-
NET DECREASE IN CASH AND CASH EQUIVALENTS		(12,266)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		73,962
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	61,696

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

Note 1 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Organization and Nature of Business

CEIBA Financial, LLC (the "Company") is a capital acquisition broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company, a California limited liability company ("LLC"), received its approval for membership on April 26, 2019.

The Company conducts business in private placements of securities.

Since the Company is an LLC, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

Liquidity and Capital Resources

The Company's prospects are subject to certain risks, expenses and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include the failure to market the Company's offerings as well as other risks and uncertainties.

The Company has historically funded its operations through advisory fee revenue and equity contributions. Management of the Company expects to be successful in maintaining sufficient working capital and will manage operations commensurate with its level of working capital.

Basis of Presentation

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, which is required by the SEC and FINRA.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms generally requiring payment within 30 days from the invoice date. Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to valuation allowance based on its assessment of the current collectability status of accounts, which includes specific losses for known troubled accounts and other available evidence. At June 30, 2022, management considers all accounts receivable to be fully collectible, therefore no allowance for uncollectible amounts is necessary.

Revenue Recognition

The Company records revenue under the provisions of ASC 606, Revenue from Contracts with Customers. Under this standard, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts.

Significant Judgments

Revenue from contracts with customers includes advisory fees and platform fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract' and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory fees are determined on a case by case basis according to the terms negotiated by management and are generally recognized at the time the services are completed and the income is reasonably determinable.

Monthly platform fees are negotiated with individual registered representatives and are billed monthly. The fees are recognized for the month covered by the invoice to the registered representative.

Reimbursable expense income is recognized at the time the expenses are incurred.

Concentrations

During the year ended June 30, 2022, three customers earned 23%, 20%, and 12% of total revenues, respectively. As of June 30, 2022, 100% of the accounts receivable was due from one customer.

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

Income Taxes
The Company is a single member limited liability company and as such, is not required to file its own tax return. Accordingly, no provision for income taxes are provided in the financial statements as they are the responsibility of the individual member.

The Company has adopted the provision of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes the entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary

Management Review
The Company evaluated subsequent events through the date the financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

Note 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2022, the Company had net capital of $55,220, which was $50,220 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 11.7%.

Note 3 - RELATED PARTY TRANSACTIONS

The Company makes periodic payments to its sole owner, Carlos Lane, for his services as the Chief Executive Officer and Chief Compliance Officer. For the year ended June 30, 2022, the firm paid Mr. Lane $113,000.

Note 4 - COMMITMENTS AND CONTINGENCIES

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, Contingencies (ASC450) and Accounting

Standards Codification 440 Commitments (ASC 440). Management has determined that no significant commitments and contingencies exist as of June 30, 2022.

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there were no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management

The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Subordinated Debt

The Company has no subordinated debt obligations.

Leases

The Company has no lease arrangements.

Legal Matters

The Company has no pending lawsuits.

SCHEDULE I

CEIBA FINANCIAL, LLC
(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
JUNE 30, 2022

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 69,283
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets:	
Accounts receivable	(10,735)
Prepaid expenses	(3,328)
NET CAPITAL	55,220
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	6,476
Total aggregate indebtedness	6,476
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	5,000
Excess net capital	50,220
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 49,220
Percentage of aggregate indebtedness to net capital	11.73%

Note: The above computation does not differ from the computation of net capital Under Rule 15c3-1 as of June 30, 2022 as reported by CEIBA Financial, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

Your Vision Our Focus

TURNER STONE

Report of Independent Registered Public Accounting Firm

To the Member of
Ceiba Financial, LLC

We have reviewed management's statements, included in the accompanying Ceiba Financial, LLC Exemption Report, in which (1) Ceiba Financial, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) Ceiba Financial, LLC is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because Ceiba Financial, LLC limits its business activities exclusively to: (1) the private placement of securities, merger and acquisitions, advisory services and investment banking activities (2) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Ceiba Financial, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ceiba Financial, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74 of the SEC Release No. 34-70073.

Turner, Stone & Company L.L.P

Certified Public Accountants
Dallas, Texas
August 26, 2022

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

CEIBA FINANCIAL, LLC

EXEMPTION REPORT

YEAR ENDED JUNE 30, 2022

CEIBA Financial, LLC ("Firm"), is a registered broker-dealer subject to Rule 17-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a.5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

1. The Firm is not claiming an exemption from §240.15c3-3 under paragraph (k). The Firm is filing the exemption report in reliance on footnote 74 of the 2013 SEC Release 34-70073.

2. The Firm is engaged in the private placement of securities, mergers and acquisitions advisory services and investment banking activities.

3. As a Non-Covered Firm that does not claim an exemption under paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)), during the reporting period the Firm affirms that it (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted incompliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3). These conditions were met throughout the most recent fiscal year without exception.

I, Carlos Lane, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Carlos Lane

Carlos Lane, CCO